[redacted]

SEC Mail Processing Section

OCT 19 2011

Washington, DC 105

SECUR 11023414 IISSION

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SEC FILE NUMBER
8 - 31948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Securities Corporation of America

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7668 Warren Parkway, Suite 350
(No. and Street)

Frisco	Texas	75035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

G.O

OATH OR AFFIRMATION

I, Scott Felt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Corporation of America, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

Notary Public

MIKE MEAVE
My Commission Expires
June 3, 2013

NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

SECURITIES CORPORATION OF AMERICA

FINANCIAL REPORT

JUNE 30, 2011

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Corporation of America

We have audited the accompanying statement of financial condition of Securities Corporation of America as of June 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Corporation of America as of June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
October 10, 2011

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SECURITIES CORPORATION OF AMERICA
Statement of Financial Condition
June 30, 2011

ASSETS

Cash	$ 7,200
Prepaid expenses	922
Total Assets	$ 8,122

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 1,060

Stockholders' Equity

Common stock, $1 par value, 56,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	7,000
Accumulated deficit	(138)
Total Stockholders' Equity	7,062
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,122

See notes to financial statements.

SECURITIES CORPORATION OF AMERICA
Statement of Income
Year Ended June 30, 2011

Revenue	
Securities commissions	$ 32,393
Other revenue	1,173
TOTAL REVENUE	33,566
Expenses	
Compensation and related costs	16,654
Professional fees	8,453
Communications	5,154
Other expenses	2,816
Regulatory fees	189
Occupancy and equipment	1,060
TOTAL EXPENSES	34,326
NET LOSS	$ (760)

See notes to financial statements.

SECURITIES CORPORATION OF AMERICA
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2011

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at June 30, 2010	200	$ 200	$ 22,605	$ 47,509	$ 70,314
Additional capital contributed	-	-	7,200	-	7,200
Net loss	-	-	-	(760)	(760)
Return of capital to prior shareholders	-	-	(22,805)	(46,887)	(69,692)
Balances at June 30, 2011	200	$ 200	$ 7,000	$ (138)	$ 7,062

See notes to financial statements.

SECURITIES CORPORATION OF AMERICA
Statement of Cash Flows
Year Ended June 30, 2011

Cash flows from operating activities:	
Net loss	$ (760)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	341
Decrease in prepaid expenses	415
Increase in accounts payable	1,060
Decrease in payroll taxes payable	(1,822)
Net cash used in operating activities	(766)
Cash flows from financing activities:	
Additional capital contributed	7,200
Return of capital to prior shareholders	(69,692)
Net cash used in financing activities	(62,492)
Net decrease in cash	(63,258)
Cash at beginning of year	70,458
Cash at end of year	$ 7,200

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

SECURITIES CORPORATION OF AMERICA
Notes to Financial Statements
June 30, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Securities Corporation of America (Company) was organized in May 1984 as a Wisconsin corporation and is a registered broker dealer maintaining its only office in Frisco, Texas. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company changed ownership during the year and currently has no customers.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company is in the process of entering into a clearing arrangement with a clearing broker/dealer. When this arrangement is in place, the Company will not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2011, open Federal tax years include the tax years ended June 30, 2008 through June 30, 2010.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company had net capital and net capital requirements of $6,140 and $5,000, respectively. The Company's net capital ratio was 0.17 to 1.

Note 3 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $760 available to offset future taxable income, which expires in 2031. The net operating loss carryforward creates a net deferred tax asset of approximately $110; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Office Lease

The Company currently leases office space on a month-to-month basis. The monthly lease payment is currently $530. Office rent for the year totaled $1,060 and is reflected in the accompanying statement of income as occupancy and equipment costs.

SECURITIES CORPORATION OF AMERICA
Notes to Financial Statements
June 30, 2011

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

Note 6 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2011, through October 10, 2011, the date which the financial statements were available to be issued.

Effective October 6, 2011 the Company's membership with FINRA was suspended for failure to timely file its annual audit. The Company intends to file its annual audit and request a termination of the suspension in October 2011.

The shareholders made additional capital contributions totaling $12,639 in July and August 2011.

Schedule I

SECURITIES CORPORATION OF AMERICA
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
June 30, 2011

Total stockholders' equity qualified for net capital	$ 7,062
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	922
Net Capital	$ 6,140
Aggregate indebtedness	$ 1,060
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,140
Ratio of aggregate indebtedness to net capital	0.17 to 1

See accompanying independent auditor's report.

Schedule II

SECURITIES CORPORATION OF AMERICA
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2011

Net capital as reported by Registrant in Part IIA of Form X-17a-5		
as of June 30, 2011 (unaudited)	$	7,200
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in prepaid expenses		922
Prepaid expenses considered as non-allowable asset		(922)
Increase in accounts payable		(1,060)
Net capital as computed on Schedule I	$	6,140

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Securities Corporation of America

In planning and performing our audit of the financial statements of Securities Corporation of America (the Company), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
October 10, 2011